VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U. S. A.

September 25, 2023

Re:	Opera Limited (CIK No. 0001737450) Registration Statement on Form F-3 (File No. 333-273242)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C (“Rule 461”) promulgated under the Securities Act of 1933, as amended, Opera Limited (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form F-3 (the “Registration Statement”) be accelerated to, and that the Registration Statement become effective at, 4:00 p.m., Eastern Time on Wednesday, September 27, 2023, or as soon thereafter as practicable.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Milbank LLP.

[Signature page follows]

Very truly yours,

Opera Limited

By:	/s/ James Yahui Zhou
Name:	James Yahui Zhou
Title:	Chairman and Chief Executive Officer